Exhibit 99.5

CERTIFICATE OF BALTAZAR SOLANO-RICO

I, Baltazar Solano-Rico, M.Sc., Geol. Eng., do hereby certify that:

1)	I am currently a Senior Associate of Behre Dolbear & Company (USA), Inc., 6430 South Fiddler’s Green Circle, Suite 260, Greenwood Village, Colorado, 80112.
2)	I am a Geological Engineer registered at the Professions Directorship of the Public Education Ministry in México, holder of a Registry Certificate Number 181191.
3)

I am a graduate of the National University of México, with a degree of Geological Engineer (1970) and of the University of Arizona, with a Master of Science degree in Geological Engineering (Exploration of Mineral Deposits), 1975.

4)

I am an active member of the AusIMM, The Australasian Institute of Mining and Metallurgy. I am an active member of the AIMMGM and CIMMGM (Mining, Metallurgical and Geological Professional Association and College of México).

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfill the requirements to be and am the “qualified person” for the purposes of NI 43- 101 and this report in its entirety.

6)

I have practiced my profession continuously since graduation and have acted in a responsible manner throughout my professional career. For a period of more than 40 years, I have performed predominantly field, supervision, management, and consulting assignments with respect to exploration, evaluation, development and economic analysis of mineral deposits in México, the United States of America, Canada and Latin America.

7)

My experience in the geology and mineralization of precious metal ore is of more than 40 years, while my experience in the area of epithermal gold deposits in Panamá is of 5 years. I have made several site visits to the Molejón property between 2007 and 2011. My most recent site visit was March 15, 2012 (for 8 days).

8)

I am co-responsible for the preparation of Sections 1.0 through 12.0, 18.0, 19.0, 20.0, and 22.0 through 27.0 of the report titled “A Technical Report on the Botija Abajo Project – A Satellite Deposit of the Molejón Mine (NI 43-101 Technical Report), Donoso District, Colon Province, Republic of Panamá” and dated September 24, 2012 (Technical Report).

9)

As of the date of this report: to the best of my knowledge, information, and belief, my contribution to the Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10)

I am independent of Petaquilla Minerals LTD, owner of the Molejón Mine as set out in Section 1.5 of National Instrument 43-101.I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report  has been prepared in compliance with that instrument and form.

11)

I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public. I consent to the use of this report in a Prospectus, A Statement of Material Facts, or any other filing required by Petaquilla Minerals, Ltd., various securities commissions, or any other similar institutions

Dated this 24th day of September 2012

“Signed and Sealed”

/s/ Baltazar Solano-Rico
Baltazar Solano-Rico
Geol. Eng., M.Sc., Q.P.